STARFIELD RESOURCES INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

May 31, 2012

NOTICE TO READER

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of the management of Starfield Resources Inc.

Starfield Resources Inc’s independent auditor has not performed a review of these unaudited condensed interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Condensed Interim Consolidated Balance Sheets

(in thousands of Canadian dollars)

(Unaudited)

	May 31,	February 29,
	2012	2012

ASSETS
Current Assets
Cash	$2,550	$1,061
Amounts receivable	58	57
Prepaid expenses and deposits (Note 4)	370	409
Total current assets	2,978	1,527

Mineral properties (Note 5)	13,841	15,785
Equipment (Note 6)	213	227
Total assets	$17,032	$17,539

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$895	$1,001
Income tax payable	30	30
Total current liabilities	925	1,031

Deferred income taxes payable	29	29

SHAREHOLDERS' EQUITY
Share capital	155,155	155,155
Contributed surplus	14,317	14,268
Warrants	3,598	3,598
Deficit	(156,992)	(156,542)
Total shareholders' equity	16,078	16,479
Total liabilities and shareholders' equity	$17,032	$17,539
Going concern (Note 1)
Commitments (Note 9)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

(signed)	Director	(signed)	Director
Norman Betts		Shirley Mears

STARFIELD RESOURCES INC. | 2

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(in thousands of Canadian dollars except loss per share)

(Unaudited)

	Three months ended
	May 31,
	2012	2011

Expenses
Exploration	$34	$765
Directors' fees	5	57
Investor relations	32	25
Legal and audit	80	120
Compensation	127	76
Rent and office services	74	74
Stock-based compensation (Note 8)	49	31
Transfer and regulatory fees	21	37
Travel and conferences	12	18
	434	1,203

Write-down of mineral properties (Note 5d)	-	1,000
Amortization of equipment	10	14
Capital and other tax expense	8	8
Interest income	(2)	(6)

Loss before income taxes	450	2,219

Income tax expense	-	-

Net loss and comprehensive loss for the period	$450	$2,219

Basic and diluted net loss per share	$0.00	$0.00

Weighted average number of shares outstanding	718,801	651,434

The accompanying notes are an integral part of these financial statements.

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Condensed Interim Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

(Unaudited)

	Three months ended
	May 31,
	2012	2011

OPERATING ACTIVITIES
Net loss for the period	$(450)	$(2,219)
Non-cash charges (credits) to earnings:
Write-down of mineral properties	-	1,000
Proceeds from sale of mining claims	1,970	-
Amortization of equipment	14	17
Stock based compensation expense	49	31
Income tax expense	-	8
Changes in non-cash working capital:
Decrease (increase) in amounts receivables	(1)	(125)
Decrease in prepaid expenses and deposits	39	(67)
Increase (decrease) in accounts payable and accrued liabilities	(106)	(117)
Net cash used in operating activities	1,515	(1,472)

INVESTING ACTIVITIES
Purchase of equipment	-	(2)
Mineral properties	(26)	(13)
Net cash used in investing activities	(26)	(15)

FINANCING ACTIVITIES
Issuance of shares and warrants	-	3,789
Share issue costs	-	(399)
Net cash provided by financing activities	-	3,390

Increase (decrease) in cash	1,489	1,903
Cash at beginning of period	1,061	3,884

Cash at end of period	$2,550	$5,787

Supplemental Disclosures
Interest received	$2	$6

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. | 4

Condensed Interim Consolidated Statements of Shareholders’ Equity

(in thousands of Canadian dollars, except share amounts)

(Unaudited)

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, February 29, 2012	718,800,545	$155,155	$14,268	133,259,157	$3,598	$(156,542)	$16,479
Stock based compensation	-	-	49	-	-	-	49
Net loss	-	-	-	-	-	(450)	(450)
Balances, May 31, 2012	718,800,545	$155,155	$14,317	133,259,157	$3,598	$(156,992)	$16,078

		Share
	Share Capital	Capital	Contributed	Warrants	Warrants
	number	amount	Surplus	number	amount	Deficit	Total

Balances, February 28, 2011	640,999,079	$152,647	$13,727	80,754,700	$1,920	$(147,938)	$20,356
Private placements (Note 7)	50,528,466	$2,320	$-	54,570,742	$1,469	$-	$3,789
Share issue costs	-	(399)	-	-	-	-	(399)
Stock based compensation	-	-	36	-	-	-	36
Net loss	-	-	-	-	-	(2,219)	(2,219)
Balances, May 31, 2011	691,527,545	$154,568	$13,763	135,325,442	$3,389	$(150,157)	$21,563

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. | 5

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada). The Company’s major business activity is the exploration and development of mineral properties in North America. The Company is listed on the Toronto Stock Exchange with its corporate office at 120 Adelaide Street West, Suite 900, Toronto, Canada M5H 1T1. The Company has the following non-producing interests:

•	the Ferguson Lake Property, a nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada;
•	the Stillwater Project, a nickel-copper-cobalt property located in Montana, USA, adjacent to the Stillwater Platinum Mine;
•	the Superior Project, a copper-silver property located in California, and
•	one Nevada gold property.

1.	Going Concern

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values of mining assets. Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. At May 31, 2012, the Company has a deficit of $156,992. In addition, the Company has flow through share expenditures commitments totaling $3,789 which is required to be spent on qualifying Canadian Exploration Expenditures prior to December 31, 2012. The Company's ability to continue as a going concern is dependent on the ability of the Company to raise equity financing. There are no assurances that the Company will be successful in achieving this goal and as a result there is substantial doubt regarding the applicability of the going concern assumption. These condensed interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2.	Basis of Presentation

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these interim financial Statements, including IAS 34, Interim Financial Reporting.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of July 13, 2012, the date the Board of Directors approved the condensed interim consolidated financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending February 29, 2013 could result in restatement of these condensed interim consolidated financial statements.

These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended February 29, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

STARFIELD RESOURCES INC. | 6

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

b)	Basis of presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars except when otherwise indicated.

c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Mineral properties

The application of the Company’s accounting policy for mineral properties requires judgment in determining whether it is likely that future economic benefits are likely, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written down to the estimated recoverable amount in the consolidated statement of operations and comprehensive loss in the period when the new information becomes available.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

ii) Contingencies:

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

iii) Fair value estimates for stock options and warrants:

Stock based compensation is accounted for using the fair market value method. Under this method, stock option expense is determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

STARFIELD RESOURCES INC. | 7

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

3.	Significant accounting policies

The accounting policies disclosed in the Company’s annual financial statements for the year ended February 29, 2012 have been applied consistently by all Company entities for all periods presented in these condensed interim consolidated financial statements, unless otherwise indicated.

Accounting Standards adopted during the period

IFRS 7 Financial instruments: Disclosures (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. IFRS 7 was further amended to provide guidance on the eligibility criteria for offsetting assets and liabilities, as a single net amount in the balance sheet. There was no impact to the Company arising from the adoption of this standard.

Accounting Standards issued for adoption in future periods

IFRS 9 Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 9 on its financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of Standing Interpretations Committee 12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value, including any allocation of goodwill, into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 11 on its financial statements.

STARFIELD RESOURCES INC. | 8

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

IFRS 12 Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosure of information about involvement with consolidated and unconsolidated entities, including structured entities commonly referred to as special purpose vehicles or variable interest entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its financial statements.

IFRS 13 Fair Value Measurement converges (“IFRS 13”) IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 13 on its financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued on October 20, 2011, by the IASB, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on its financial statements.

An amendment to IAS 1 Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that may be reclassified to profit or loss in the future. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its financial statements.

An amendment to IAS 28 Investments in associates was issued to conform to changes from the issuance of IFRS 10 to 12. The effective date is January 1, 2013. The Company is currently evaluating the impact of this amendment on its financial statements.

An amendment to IAS 32 Financial Statements in presentation was issued to clarify the meaning of “currently has legally enforceable right to set-off” as well as clarification that some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of this amendment on its financial statements.

4.	Prepaid Expenses and Deposits

	May 31,	February 29,
	2012	2012
Deposits - property leases	$274	$274
Prepaid insurance	55	89
Other	41	46
	$370	$409

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, expiring on July 23, 2012, however renewed until July 22, 2017 subsequent to May 31, 2012.

STARFIELD RESOURCES INC. | 9

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

5.	Mineral Properties

For the three months ended May 31, 2012	Ferguson Lake	Stillwater	Superior	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, February 29, 2012	$3,377	$8,531	$3,877	$-	$15,785
Sale of mineral claims	-	(1,970)	-	-	(1,970)
Maintenance	7	15	4	-	26
Balance, May 31, 2012	$3,384	$6,576	$3,881	$-	$13,841

For the three months ended May 31, 2011	Ferguson Lake	Stillwater	Superior	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance,February 28, 2011	$3,208	$8,426	$3,877	$1,000	$16,511
Write-down of mineral properties (Note 5d)	-	-	-	(1,000)	(1,000)
Maintenance	5	8	-	-	13
Balance, May 31, 2011	$3,213	$8,434	$3,877	$-	$15,524

a) Ferguson Lake Property

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

On October 5, 2009, the Company signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop the Company’s previously identified diamond potential at the Ferguson Lake Property in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 – 15	$2.0 million
Months 16 – 24	$2.5 million
Months 25 – 30	$2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, the Company may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

It is Management’s opinion that Thanda did not incur the minimum required expenditures of $2 million during the first 15 months of the agreement. Thanda has exercised its rights under the agreement to enter into a dispute resolution mechanism regarding the joint venture.

b) Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement and the Mountain View Lease Agreement in Montana, USA.

STARFIELD RESOURCES INC. | 10

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

The Basal Zone Lease Agreement leases the Company mineral claims for 10 years expiring January 1, 2014. The Company is required to make payments of US$2 per month until the end of the lease. Under the Basal Zone Lease Agreement, a 2% production royalty is payable by the Company on the sales of ore and concentrate; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by the Company.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by the Company on the sale of ore and concentrate, and a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

On May 7, 2012, the Company sold 179 mining claims in its Stillwater property to Stillwater Mining Company for $US 2.0 million.

On May 7, 2012, the Company relinquished its long term holding on the Benbow chromite mining leases.

c) Superior Project

The Superior Project is comprised of the Teagan Claims and the California-Engels Claims.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A. These claims are, however, subject to the terms of the exploration agreement with California-Engels Mining Company.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Superior Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d) Nevada Projects

The Nevada projects consisted of the Dome Hill and Stealth properties. The Company continues to hold the Dome Hill property which straddles the Nevada-California border. In May 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. The Stealth property third party lease was terminated in August 2011, and the Company decided to allow these claims to lapse.

As the Company has determined that it no longer intends to pursue its interest in the Nevada projects, all accumulated costs have been written-off as at May 31, 2012.

STARFIELD RESOURCES INC. | 11

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

6.	Equipment

			Equipment
	Furniture	Exploration	Under capital
	and fixtures	equipment	lease	Total

Cost

Balance as at February 29, 2012	$336	$376	$578	$1,290
Additions	-	-	-	-
Balance as at May 31, 2012	$336	$376	$578	$1,290

Accumulated amortization

Balance as at February 29, 2012	$235	$333	$495	$1,063
Amortization	4	3	7	14
Balance as at May 31, 2012	$239	$336	$502	$1,077

Net book value

Balance as at February 29, 2012	$101	$43	$83	$227

Balance as at May 31, 2012	$97	$40	$76	$213

7.	Share Capital

(i)	Authorized

Unlimited common shares, no par value

Unlimited number of First Preferred shares

Unlimited number of Second Preferred shares

(ii)	During 2012:

On June 17, 2011, the Company completed a private placement of 27,273,000 units at a price of $0.05 per unit for gross proceeds of $1,363. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.08 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $186.

The warrants were assigned a fair value of $572. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

Risk-free interest rate	1.49%
Expected life of warrants	2 years
Annualized volatility	114.70%
Dividend rate	0.00%

On May 13, 2011, the Company completed a private placement of 50,528,466 flow-through units at a price of $0.075 per unit for gross proceeds of $3,789. Each flow-through unit consists of one flow-through common share and one common share purchase warrant. Each flow-through whole warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share for a period of 24 months from the closing date. The Company incurred share issuance costs of $421.

STARFIELD RESOURCES INC. | 12

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

The warrants were assigned a fair value of $1,469. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions, annualized volatility is based on historical volatility:

Risk-free interest rate	1.67%
Expected life of warrants	2 years
Annualized volatility	112.48%
Dividend rate	0.00%

8.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options generally vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Three months ended		Twelve months ended
	May 31, 2012		February 29, 2012
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	30,540	$0.31	29,617	$0.61
Granted	-	-	13,500	0.03
Cancelled or expired	(8,854)	0.43	(12,577)	0.70
Balance at end of period	21,686	$0.26	30,540	$0.31

STARFIELD RESOURCES INC. | 13

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

The following stock options were outstanding at May 31, 2012:

	Options outstanding			Options exercisable
Exercise price per share	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exerciseable	average
		remaining	exercise price		exercise price
		contractual
		life (years)
$0.03 - $0.25	17,550,000	3.86	0.06	9,675,000	$0.09
$0.26 - $0.50	791,524	0.33	0.37	791,524	$0.37
$0.51 - $1.00	1,250,000	0.85	0.87	1,250,000	$0.87
$1.01 - $1.50	695,000	0.64	1.05	695,000	$1.05
$1.50 - $2.00	1,400,000	0.12	1.71	1,400,000	$1.71
	21,686,524	3.22	0.26	13,811,524	$0.39

For the three months ended May 31, 2012, the Company recognized $49 in stock-based compensation (May 31, 2011- $36) with a corresponding credit to contributed surplus on the balance sheet, of which $Nil was charged to exploration expense (May 31, 2011 – $5).

9.	Commitments

Flow-through shares

The Company has outstanding flow-through share expenditure commitments totaling $3,789 as at May 31, 2012. The Company will be required to raise this amount of financing for its Ferguson Lake 2012 exploration program in order to fulfill this commitment.

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013. Minimum annual rents are $125 (May 31, 2011 - $126). The total minimum obligation remaining under this lease is $190 (May 31, 2011 - $320).

The Company entered into a 5 year commercial lease within its Ferguson Lake property which expires in July 2012. All annual rents have been paid as at May 31, 2012.

The minimum lease payments on the leases are as follows:

2013	$134
2014	56
$190

STARFIELD RESOURCES INC. | 14

Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

10.	Segmented Information

The Company has one operating segment, which is the exploration of properties. Geographic segmentation of the Company’s assets is as follows:

As at	May 31, 2012		May 31, 2011
	Canada	USA	Canada	USA

Cash	$2,550	$-	$5,787	$-
Accounts receivable	58	-	544	-
Prepaid expenses and deposits	346	24	515	24
Mineral properties	3,384	10,457	3,213	12,311
Equipment	213	-	272	-
	$6,551	$10,481	$10,331	$12,335

11.	Capital Management

The Company considers its capital structure to consist of shareholder’s equity, which amounted to $16,078 (May 31, 2011 - $21,563). The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and will try to raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so. Management reviews the capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended May 31, 2012. The Company is not subject to externally imposed capital requirements.

12.	Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to cash and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash is classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in accounts receivable is remote.

Liquidity risk

The Company's approach to managing liquidity risk is to manage its ability to have sufficient liquidity to meet liabilities when due (refer to Note 1). As at May 31, 2012, the Company had a cash balance of $2,550 (February 29, 2012 - $1,061) to settle current liabilities of $925 (February 29, 2012 - $1,031). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

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Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended May 31, 2012
(in thousands of Canadian dollars, unless otherwise noted)
(Unaudited)

Market risk

(a)	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk. There is no foreign currency risk associated with deferred income tax as the Company has no liability.

(c)	Price risk

The Company is exposed to price risk with respect to commodity prices. Changes in commodity prices will impact the economics of development of the Company’s mineral properties. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

As at May 31, 2012, the carrying values of the Company's financial instruments approximate their fair values due to their short term nature.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

13.	Related Party Transactions and Other Disclosures

(a)	There were no related party transactions during the three months ended May 31, 2012.

(b)	Total salaries and employee benefits for directors and key management are as follows:

	Three months ended
	May 31, 2012	May 31, 2011
Management fees and salaries	$104	$151
Directors fees	5	57
Stock based compensation	41	26
	$150	$235

14.	Subsequent event

On June 8, 2012, the Company renewed its commercial lease for the Ferguson Lake property for a period of five years expiring on July 22, 2017.

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